June 10, 2024

Re:	Masimo Corporation Preliminary Proxy Statement filed May 31, 2024 File No. 001-33642

Christina Chalk
Blake Grady

Division of Corporation Finance

Office of Mergers & Acquisitions
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Dear Ms. Chalk and Mr. Grady:

On behalf of Masimo Corporation (the “Company” or “Masimo”), a Delaware corporation, we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated June 7, 2024 on the Company’s preliminary proxy statement on Schedule 14A filed on May 31, 2024. Concurrently with the submission of this letter, the Company is filing its first amendment to the preliminary proxy statement on Schedule 14A (the “Proxy Statement Amendment No. 1”) via EDGAR to the Commission.

The Company has responded to all of the Staff’s comments. The Staff’s comments are repeated below in bold, followed by the Company’s responses to the comments. We have included page numbers to refer to the location in the Proxy Statement Amendment No. 1 where the disclosure addressing a particular comment appears. Defined terms used but not otherwise defined herein shall have the respective meanings ascribed thereto in the Proxy Statement Amendment No. 1.

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Preliminary Schedule 14A Filed May 31, 2024

Background to the Solicitation, page 15

1.	Disclosure on page 15 indicates that “the Company commenced a formal review of strategic alternatives” following the 2023 Annual Meeting. It is our understanding that such review may have commenced prior to the 2023 Annual Meeting. Please revise or advise.

In response to the Staff's comment, the Company respectfully advises the Staff that it has revised the disclosure on page 15 of the Proxy Statement Amendment No. 1.

2.	We note your disclosure that “the Board determined not to approve the proposed class switch of directors” and instead approved the nomination of Mr. Kiani for election at the 2024 Annual Meeting. Please disclose why the Board determined not to approve the proposed class switch of directors.

In response to the Staff’s comment, the Company respectfully advises the Staff that it has revised the disclosure on page 19 of the Proxy Statement Amendment No. 1.

Christina Chalk
Blake Grady

3.	We note your disclosure that “[f]ollowing Mr. Classon’s resignation, members of the Board contacted and considered several director nominee candidates, including Christopher Chavez.” Please disclose who recommended Mr. Chavez to the Board. See Item 407(c)(2)(vii) of Regulation S-K and Question 133.03 under the staff’s Regulation SK Compliance and Disclosure Interpretations.

In response to the Staff’s comment, the Company respectfully advises the Staff that it has revised the disclosure on pages 20 and 21 of the Proxy Statement Amendment No. 1.

If Mr. Kiani is not Re-Elected to the Board at this Year’s Annual Meeting, page 94

4.	We note the disclosure here that Mr. Kiani disputes Politan’s ability to “cure” the trigger of the provisions of his employment agreement if he is not re-elected to the Board at this year’s Annual Meeting by re-appointing him as Chairman of the Board. See Item 5(b) of Schedule 14A. Please describe in further detail (including by quantifying any payments due) the consequences if Mr. Kiani’s position prevails and he is not re-elected to the Board and declines re-appointment. Please place this expanded disclosure, which currently appears on page 94, in a more prominent location in the proxy statement.

In response to the Staff’s comment, the Company respectfully advises the Staff that it has expanded this disclosure and moved it to page 36 of the Proxy Statement Amendment No. 1.

Transactions with Related Persons, Promoters and Certain Control Persons, page 115

5.	Please revise your disclosure in this section to include the approximate dollar values of Mr. Kiani’s interests in the transactions with Willow and LMMV. Refer to Item 404(a)(4) of Regulation S-K.

The Company respectfully advises the Staff that Mr. Kiani does not have a direct pecuniary interest in the transactions with Willow or LMMV arising out of his ownership or roles with either entity and that, therefore, there is no dollar amount or value of his interests in the transactions between Masimo and Willow or LMMV. However, the Company has revised the disclosure on pages 117 and 118 of the Proxy Statement Amendment No. 1 to disclose Mr. Kiani’s equity ownership interest in Willow and LMMV, respectively.

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If you have any questions regarding this submission, please contact Jeff Hartlin at 650-320-1804 (jeffhartlin@paulhastings.com).

Thank you for your time and attention.

Yours sincerely,

/s/ Jeff Hartlin
Jeff Hartlin